UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 22, 2017

001-36686

(Commission file number)

Forward Pharma A/S

(Translation of registrant’s name into English)

Østergade 24A, 1st Floor

1100 Copenhagen K, Denmark

(Address of principal executive office)

________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ X ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1.	Completion of Corporate Restructuring Plan

On November 22, 2017, Forward Pharma A/S (“Forward Pharma”) announced the completion of its previously announced corporate restructuring plan (the “Restructuring”) substantially in the form set forth in Appendix D to the Settlement and License Agreement, dated January 17, 2017, by and among Forward Pharma, Biogen Swiss Manufacturing GmbH, Biogen International Holding Ltd. (collectively, “Biogen”) and certain other parties named therein (the “License Agreement”). In connection with the completion of the Restructuring, Forward Pharma entered into a series of restructuring agreements (the “Step 4 Agreements”).

The intellectual property of Forward Pharma that is the subject of the License Agreement (the “Licensed Intellectual Property”) has since June 30, 2017 been owned and controlled by FWP IP ApS, a Danish limited liability company, provided that Forward Pharma and Biogen continue to each have the authority to control the filing, prosecution, maintenance, defense and enforcement of specified Licensed Intellectual Property, in each case in accordance with the terms of, and to the extent such authority is granted to such party in, the License Agreement and restructuring agreements. The capital stock of FWP IP ApS has now been transferred to a newly formed Danish limited liability company, FWP HoldCo ApS, owned and controlled by a newly formed independent Danish foundation. The board of directors of the foundation and FWP HoldCo ApS consists of three members, comprised of one independent member and one member appointed by each of Forward Pharma and Biogen. All actions of the foundation and FWP HoldCo ApS require the unanimous approval of its board of directors.

The foregoing summary of the Restructuring above does not purport to be complete and is subject to, and qualified in its entirety by, the full texts of the Step 4 Agreements, which are filed as exhibits hereto, and the restructuring agreements, which were filed as exhibits to Forward Pharma’s semi-annual report for the period ended June 30, 2017. Forward Pharma shareholders are urged to read the Step 4 Agreements, the restructuring agreements and the License Agreement in their entirety as well as other risk factors as outlined in the annual report for the year ended December 31, 2016, as filed under a form 20-F with the SEC.

The Company has filed as an exhibit to this Form 6-K a press release dated November 22, 2017, announcing the completion of the Restructuring.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 22, 2017	Forward Pharma A/S

	By:	/s/ Claus Bo Svendsen
Name: Claus Bo Svendsen
Title: Chief Executive Officer

EXHIBIT INDEX

99.1	Press Release dated November 22, 2017

99.2	Call Option Agreement, dated as of November 22, 2017, by and among Forward Pharma A/S, FWP HoldCo ApS and Biogen Swiss Manufacturing GmbH

99.3	Pledge Agreement, dated as of November 22, 2017, by and among Forward Pharma A/S, FWP HoldCo ApS and Biogen Swiss Manufacturing GmbH

99.4	Share Purchase Agreement, dated as of November 22, 2017, by and between Forward Pharma Operations ApS and FWP HoldCo ApS